SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer



Results 2Q23

Disclaimer

This presentation contains forward looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL's growth prospects. These are merely estimates and projections and, as such, are based exclusively on the Management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", " plan", "predict", "project", and other similar verbs are intended to identify these forward looking statements, involving risks and uncertainties that may lead actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. Factors that can affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments related to COVID-19, such as quarantine's length and extent, travel restrictions, and the overall impact on demand for air travel; (iii) competitive environment in the Brazilian air market and government measures that may affect it; (iv) volatility in fuel prices; and (v) risks disclosed in GOL's filings with the US Securities and Exchange Commission and CVM – Brazilian Securities and Exchange Commission.

All forward looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

Non-GAAP Measures

Meeting industry practices, GOL discloses so-called non-GAAP financial measures not recognized under IFRS or US GAAP, including "net debt", "total liquidity" and "EBITDA". GOL's Management believes that disclosing non-GAAP measures provides useful information to investors, financial analysts and the public when assessing the operating performance and comparing with the operating performance of other companies in the same industry and others. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly named measures taken by other companies. Potential investors should not rely on information not recognized in IFRS to replace IFRS measures regarding profit or cash flow when deciding on investments.

GOL: Highlights 2Q23

Metrics	2Q23	Δ vs. 2Q22
Gross Sales (R$ million)	5,114	+7.3%
ASK (Billion)	10.3	+14.0%
RPK (Billion)	7.9	+13.4%
Load Factor	76.9%	-0.3 p.p.
Yield (R$ cents)	47.07	+9.5%
Pax Revenue (R$ million)	3,720	+24.2%
RASK (R$ cents)	40.32	+12.2%
CASK[2] (R$ cents)	34.89	-8.4%
EBITDA[3]	947.3	NM
EBITDA Margin	22.8%	+8.1 p.p.

- PRASK (R$ cents): **36.18** *(+9% vs. 2Q22)*
- Net Debt[1,3]/EBITDA LTM : **6.7x**

1. Including 7x aircraft lease and excluding perpetual bonds.
2. Excluding non-recurring costs and costs the cargo aircraft operations
3. Cash, investments, trade receivables and deposits (does not include unencumbered assets).

Capacity and Network

GOL maintained the leadership in the corporate segment

Daily Flights

+608

Markets Served

+160

PAX Carried

~7MM

opening of new airport bases **Ribeirão Preto** and **São José do Rio Preto**.

Leadership in the Corporate Segment[1]



Market-share per volume of sales
34.5%
31.9%
33.6%
Market-share per tickets issued
40.0%
28.9%
31.0%
GOL
Competitor 1
Competitor 2



Revenue Performance

Average Fare


Domestic in R$
+16%
459
532
2Q23
2Q23

Revenue Evolution


Thousand R$
+28%
3,141
358
1,028
3,242
4,146
2Q19
2Q20
2Q21
2Q22
2Q23
Revenue
RASK

Operating Indicators



RASK
(R$ cents)
+12%
35.9
39.0
41.6
43.9
40.3
2Q22
3Q22
4Q22
1Q23
2Q23



CASK
Ex-Fuel1
(US$ cents)
+12%
3.9
3.6
3.6
3.9
4.4
2Q22
3Q22
4Q22
1Q23
2Q23



Yield
(R$ cents)
+9%
43.0
45.0
48.2
48.5
47.1
2Q22
3Q22
4Q22
1Q23
2Q23



Aircraft
Utilization
(Hours/Day)
+6%
10.2
11.1
11.6
11.7
10.8
2Q22
3Q22
4Q22
1Q23
2Q23

1 Recurring operating results, excluding non-recurring expenses and cargo aircraft operations.

Efficiency Metrics

Continuous improvement in productivity and efficiency metrics

ASK Generation / # Employees

In ASK million


19.0%
0.6
0.7
0.8
0.8
0.8
2Q22
3Q22
4Q22
1Q23
2Q23

Fuel Consumption / Block-Hour

In liter thousand


0%
2.69
2.69
2Q22
2Q23

2Q22	2Q23
~98 Operating Fleet	~109 Operating Fleet
34 Boeing 737-MAX	38 Boeing 737-MAX
+ 14.2k Employees	+ 13.8k Employees
+ 10.2 Aircraft Utilization	+ 10.8 Aircraft Utilization
+ R$ 3.2bi Net Revenue	+ R$ 4.1bi Net Revenue
~ 22.01 (R$ cents) Cask Ex-Fuel[1]	~ 21.69 (R$ cents) Cask Ex-Fuel[1]
+ 20.1mm Smiles Customers	+ 21.5mm Smiles Customers

. CASK Ex-Fuel excludes non-recurring expenses and costs related to cargo aircraft operations.

2035 — 2050

Today

- Lower Consumption/ASK in the region. (70.5K t CO_2/ASK).
- Only Brazilian company that offers a global compensation solution (Moss).
- 35% female leadership.
- SEC ADR III and B3 Level 2 in Governance.
- GOL Institute donates tickets to 51 institutions, 19 of which are focused on education.
- Creation of 17 indicators focused on Diversity and Inclusion.
- SCORE CDP (B-).
- 22 Forums in the Corporate Governance agenda.

Medium-Term

- 10% reduction in fuel consumption.
- GOL plans to use 2%-5% SAF Fuel.
- 5% fuel carbon offset.
- 50% female leadership.
- Best place to work (Diversity and Inclusion metrics).

Long-Term

- Net Zero
  Achieve carbon neutrality by 2050. IEnvA process provides a complete validation of the Company's Environmental Management System (EMS) at a level equivalent to the ISO 14001 standard.
- In the process of creating and validating its mitigation plan for 2030.

ICO2 B3

With B737 MAXs, GOL achieved a 16% reduction in CO_2 emissions (compared to B737-NG).

Smiles | Performance

Continuous increase in the Smiles customer base



Customers (million)
+8.3%
20.1
20.5
20.9
21.4
21.8
2Q22
3Q22
4Q22
1Q23
2Q23



Sales (R$ million)
+22%
1,001
1,217
2Q22
2Q23

+21 million Customers

+56 billion miles redeemed

GOLLOG | Revenue Diversification

Gollog has doubled its revenue compared to last year

Fleet - Freighters



3
0
3
4
0
4
6
0
6
12
6
6
1Q23
2Q23
2023YE
2024YE
B737BCF (Options)
B737BCF (Contracted)

Revenue (R$ mm)



+117%
114
188
185
247
2Q22
4Q22
1Q23
2Q23

Profitability Increase



Net Revenue
(R$ billion)
+28%
3,242
4,145
2T22
2T23
EBIT¹
(%)
+18.9 p.p.
-5.9 %
13.0 %
2Q22
2Q23
EBITDA¹
(%)
+16.8 p.p.
6.1 %
22.8 %
2T22
2T23

- **>R$5.1 billion** in sales in 2Q23, around 4% above the same period in the previous year, leveraged by the Gollog business units, which more than doubled its revenues and Smiles.
- **+9.5%** of *yield* vs. 2Q22, increased productivity and inventory management during the low season.
- **Only airline in region** with potential to further dilute unit cost, as capacity resumes to pre-pandemic levels.

1 Accounting Figures

Consistent Recovery in Margins

Consistent delivery with operating cash generation



(R$ billion)
3.9
27.9%
0.1
2.0%
-36.8%
-2.7
2.9
19.2%
24.7%
1.2
25.2%
1.2
22.8%
0.9
4.8
25.0%
2019
2020
2021
2022
4Q22
1Q23
2Q23
FY23(E)
EBITDA Margin (%)
EBITDA (R$ mm)

1 Recurring operating results

Guidance 2023

Financial Outlook (Consolidated. IFRS)	2023E	
	Previous	Updated
Total operational fleet (average)	114 -118	114 -118
ASKs, System (% change)	15 - 20%	10 - 15%
Seats, System (% change)	20 - 25%	15 - 20%
Departures, System (% change)	20 - 25%	15 - 20%
Average load factor (%)	~81%	~81%
Net revenues (R$bn)	~19.5	~19.3
Non-fuel CASK[2] (US$ cents)	~3.6	~3.8
Fuel price (R$/liter)	~5.4	~5.1
EBITDA margin[2] (%)	~24%	~25%
EBIT margin[2] (%)	~14%	~15%
Net financial expense[3] (R$bn)	~2.1	~2.1
Pre-tax margin[3] (%)	~3%	~4%
Effective income tax rate (%)	~24%	~24%
Capex. net[4] (R$mm)	~600	~600
Aircraft Acquisitions (R$mm)	~800	~500
Aircraft Debt (7x Annual Aircraft Rent) (US$bn)	~3.5	~3.5
Financial Debt (US$bn)	~2.7	~2.7
Net Debt[5] / EBITDA[2] (x)	~6x	~6x
Fully-diluted shares out[6] (mm)	~435	~435
EPS, fully diluted (R$)[3]	~0.3	~0.3
Fully-diluted ADS out.[6] (mm)	~217.5	~217.5
EPADS, fully diluted (US$)[3]	~0.2	~0.2

(1) Cargo, loyalty, in-flight purchases, and other ancillary income;

(2) Recurring operating results;

(3) Excluding exchange rate gains and losses and unrealized losses on Exchangeable Senior Notes;

(4) Capex, net is calculated as capitalized maintenance, less capitalized maintenance financing and maintenance costs;

(5) Including 7x Aircraft Lease and excluding perpetual bonuses;

(6) Considers the exercise of stock options that can be issued from the stock option program and related to Exchangeable Senior Notes.

Cash Flow


(R$ billions)
Operational
+0.8
Investment
(0.3)
Financial
(0.8)
4.4
4.7
-3.7
0.3
-0.3
0.2
-0.7
-0.4
4.1
Initial Liquidity 1T23
Operating Inflows
Operating Outflows
Change in Receivable and Deposits
CAPEX
Net Funding
Lease Payment
Interest and Other Financial Expenses
Final Liquidity 2Q23

Increase in operating cash inflows as a result of better revenue management

Liquidity: Cash, investments, trade receivables and deposits (does not include unencumbered assets) and GOL SSN2028.

Debt Amortization Schedule

(billion)[1]


4.1
0.1
0.5
0.1
0.1
0.5
0.3
0.4
2.0
1.4
10.0
Liquidity 2Q23 – R$
3Q23
4Q23
2024
2025
2026
2027
2028+
Debt in US$[2]
Exchangeable Senior Notes US$ (2024)[2]
Secured Senior Notes US$ (2028)[2]
Debt in R$

1- Excluding perpetual bonds.
2- Debts in US$ converted at the rate of R$ 4.82.

Balance Sheet Deleveraging

Net Debt[1]



20.9
21.8
21.4
21.2
15.1
2021
2022
1Q23
2Q23
Pro-Forma 3

EBITDA[2]



2.1
2.9
3.6
4.1
2021
2022
1Q23
2Q23

Leverage



10.0x
9.7x
9.5x
7.6x
7.9x
6.0x
6.7x
5.0x
5.2x
3.5x
2021
2022
1Q23
2Q23
Pro-Forma 3
IFRS16
Lease 7x

Deleveraging movement is led by consistent recovery of earnings (EBITDA) and balance sheet management initiatives (net debt reduction)

1- Excluding perpetual bonds, in IFRS16.
2- Recurring operating results LTM, excludes non-recurring expenses.
3- Excluding Senior Notes 2028

Investor Relations
ir@voegol.com.br
+55 11 2128 4700
www.voegol.com.br/ir


GOL
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